September 5, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Celcuity LLC

Registration Statement on Form S-1

File Number: 333-220128

Dear Mr. Reynolds:

On behalf of our client, Celcuity LLC (the “Company”), we are submitting this letter via EDGAR with respect to the Registration Statement on Form S-1 (Registration No. 333-220128) filed by the Company on August 23, 2017, and amended on September 1, 2017. On August 31, 2017, the Company submitted correspondence notifying the staff of the Division of Corporation Finance of the Securities and Exchange Commission that, based on current market conditions, the Company anticipates that the price range for the Company’s initial public offering will be in the range of $8.00 per share to $10.00 per share, with a midpoint of $9.00 per share. The Company is now submitting herewith, as supplemental information, changed pages to the Registration Statement (as amended) that reflect the price range.

Please note that the Company intends to increase the Maximum Aggregate Offering Price to $23.0 million (2.3 million shares, including the underwriter’s overallotment option, at a maximum price of $10.00 per share). The changed pages submitted herewith reflect the increase. The Company intends to file a pre-effective amendment to the Registration Statement reflecting the price range and increased offering size prior to the distribution of any preliminary prospectuses and commencement of the Company’s road show process, which the Company expects to commence as early as September 7, 2017.

The final price per share and offering size will be subject to then-current market conditions, continuing discussions with the underwriter and any other factors affecting the Company or the proposed offering. However, the Company currently believes that the foregoing price range and maximum aggregate offering price will not be subject to significant change.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 5, 2017

Should you have any questions or comments, please contact me at (612) 492-7252.

Very truly yours,

/s/ Ryan C. Brauer

Ryan C. Brauer
Direct Dial: 612.492.7252
Email: rbrauer@fredlaw.com

cc:

Brian F. Sullivan, Chief Executive Officer, Celcuity LLC

Jonathan R. Zimmerman, Partner, Faegre Baker Daniels LLP

Blaise Rhodes, Securities and Exchange Commission

Rufus Decker, Securities and Exchange Commission

Michael Killoy, Securities and Exchange Commission

Brigitte Lippmann, Securities and Exchange Commission